Exhibit 12.1

STATER BROS. HOLDINGS INC.

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in thousands)

(Unaudited)

	Sept. 30, 2007(1)	Sept. 28, 2008(1)	Sept. 27, 2009(1)	Sept. 26, 2010(1)	Sept. 25, 2011(1)
Earnings:
Income before income taxes	$82,674	$66,630	$54,250	$41,171	$44,446

Amortization of capitalized interest	226	469	849	843	829

Interest	67,849	65,531	65,572	65,330	51,640

Less interest capitalized during the period	(9,806)	(11,261)	(522)	(16)	(352)

Net amortization of debt discount and premium and issuance expense	5,496	3,193	3,202	3,202	6,008

Interest portion of rental expense	21,762	23,021	25,319	26,891	27,316

Earnings as adjusted	$168,201	$147,583	$148,670	$137,421	$129,887

Fixed charges:
Interest	$67,849	$65,531	$65,572	$65,330	$51,640

Net amortization of debt discount and premium and issuance expense	5,496	3,193	3,202	3,202	6,008

Interest portion of rental expense	21,762	23,021	25,319	26,891	27,316

Fixed Charges	$95,107	$91,745	$94,093	$95,423	$84,964

Ration of earnings to fixed charges	1.77	1.61	1.58	1.44	1.53

(1)	Fiscal years 2008, 2009, 2010 and 2011 were 52-week years while fiscal 2007 was a 53-week year.